NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS

RUSSEL METALS DECLARES DIVIDEND FOR COMMON SHARES

TORONTO, CANADA --October 27, 2005 --Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 25 cents per share on its Common Shares, payable on December 15, 2005 to shareholders of record at the close of business on November 10, 2005.

Russel Metals is one of the largest metals distribution companies in North America.  It carries onbusiness in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site: www.russelmetals.com
e-mail: info@russelmetals.com